FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of July 12, 2004



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                                13, rue Beaumont
                                L-1219 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                               Form 20-F _X_     Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                   Yes             No_X_


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

         Tenaris and Sidor Complete Acquisition of Venezuelan HBI Plant

     LUXEMBOURG--(BUSINESS WIRE)--July 9, 2004--Tenaris S.A. (NYSE:TS) (Buenos Aires:TS) (BMV:TS) (MTA Italy:TEN) further to its announcement on April 27, 2004, confirmed today that, together with Sidor, a Venezuelan steel producer in which it has an indirect investment, it has completed the acquisition from Posven, of an industrial facility for the production of pre-reduced hot briquetted iron, or HBI, located in Ciudad Guayana, Venezuela. The acquisition was made through Materiales Siderurgicos MASISA S.A., a company constituted in Venezuela and currently held 50.2% by Tenaris and 49.8% by Sidor, for the price of US$120 million.
     The facility, which has a nominal annual design capacity of 1.5 million tons of HBI and was constructed by Raytheon Engineers & Constructors using technology developed by Hylsamex, a Mexican steel producer, has been shut down since shortly after commencing operations in 2000.
     Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Domiciled in Luxembourg, it has pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide.

     CONTACT: Tenaris
              Nigel Worsnop, 888-300-5432
              www.tenaris.com

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Tenaris's press release announcing: Tenaris and Sidor Complete Acquisition of Venezuelan HBI Plant.


                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: July 12, 2004



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary